August 14, 2024

Zhengang Tang
Chief Executive Officer
Ambitions Enterprise Management Co. L.L.C.
630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates

       Re: Ambitions Enterprise Management Co. L.L.C.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 22, 2024
           CIK No. 0002010959
Dear Zhengang Tang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 19, 2024 letter.

Amendment No. 2 to Draft Registration on Form F-1
Dilution, page 31

1. You disclose that your assumed initial public offering price is $5.00 per share and that the investors in this offering are expected to purchase 18,750,000 shares. Please update your disclosures throughout this filing consistent with these amounts or modify this disclosure accordingly.
 August 14, 2024
Page 2
Cash Flows and Working Capital, page 43

2. You state that as of December 31, 2023 and 2022, you had cash and cash equivalents of approximately $0.8 million and $1.0 million, respectively. Please separately disclose cash and cash equivalents and restricted cash, or remove the restricted cash from the subtotals.

       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services